Exhibit 11

INTERNATIONAL PAPER COMPANY
STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (1)
(Unaudited)
(In millions, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Earnings (loss) from continuing operations	$395	$312	$684	$691
Discontinued operations	—	—	—	(5)
Net earnings (loss)	395	312	684	686
Effect of dilutive securities	—	—	—	—
Net earnings - assuming dilution	$395	$312	$684	$686
Average common shares outstanding	412.9	411.2	412.6	411.0
Effect of dilutive securities
Restricted stock performance share plan	4.5	4.1	4.8	4.5
Average common shares outstanding - assuming dilution	417.4	415.3	417.4	415.5
Earnings (loss) per common share from continuing operations	$0.96	$0.76	$1.65	$1.68
Discontinued operations	—	—	—	(0.01)
Net earnings (loss) per common share	$0.96	$0.76	$1.65	$1.67
Earnings (loss) per common share from continuing operations - assuming dilution	$0.95	$0.75	$1.64	$1.66
Discontinued operations	—	—	—	(0.01)
Net earnings (loss) per common share - assuming dilution	$0.95	$0.75	$1.64	$1.65

Note: If an amount does not appear in the above table, the security was antidilutive for the periods presented.

(1)	Attributable to International Paper Company common shareholders.